UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1.	Press release dated April 4, 2022

Item 1

PRESS RELEASE

Millicom (Tigo) amends the general terms and conditions for its Swedish Depository Receipts

Luxembourg, April 4, 2022. Millicom announces the amendment of the general terms and conditions for Swedish Depository Receipts (SDRs) regarding shares in Millicom International Cellular S.A. This announcement is for information purposes only and does not require any action from holders of Swedish Depository Receipts.

Skandinaviska Enskilda Banken AB (“SEB”) and Millicom have agreed to amend the general terms and conditions for SDRs regarding shares in Millicom (the “SDR Terms and Conditions”), in accordance with Section 14, as follows:

(1)	Millicom has appointed Broadridge Corporate Issuer Solutions, Inc. as its transfer agent in the United States, replacing American Stock Transfer & Trust Company, LLC;

(2)	The name of the Swedish stock exchange has changed from NASDAQ OMX Stockholm to Nasdaq Stockholm AB; and

(3)	The name of the Swedish Financial Instruments Account Act has changed to the Swedish Central Securities Depositories and Financial Instruments (Accounts) Act.

The amendment is effective as of 28 February 2022. The updated SDR Terms and Conditions are available on Millicom’s webpage

https://www.millicom.com/investors/stock-information/

-END-

PRESS RELEASE

For further information, please contact:

Press: Yocasta Valdez, Group Manager Digital Media & Communication +1-305-929-5417 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 786-628-5270 investors@millicom.com Sarah Inmon, Director Investor Relations +1 786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services dedicated to emerging markets in Latin America and Africa. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2021, Millicom employed approximately 21,000 people and provided mobile services through its digital highways to around 58 million customers, with a fiber-cable footprint of more than 12 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit: millicom.com. Connect with Millicom on Twitter, Instagram, Facebook and LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: April 4, 2022